811-21114
Branch 17

40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

January 15, 2009

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Jones v. ProShares Trust et al.*, No. 10 Civ. 0111 (S.D.N.Y.)
Schwack v. ProShares Trust et al., No. 10 Civ. 0272 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned actions. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find copies of the complaints filed in these actions.

Respectfully submitted,

Robert A. Skinner / MGW

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

CALVIN JONES, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, v. PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; SIMON D. COLLIER, Defendants.	Civil No.: 10 CIV 0111 **COMPLAINT FOR VIOLATION OF FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

Plaintiff Calvin Jones, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based upon counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares of the ProShares UltraShort Basic Materials Fund (the "SMN Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement.

2. ProShares consists of a portfolio of 90 ETFs, including the SMN Fund. ETFs, which are regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought

and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SMN Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs, and overall it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark — such as price performance, or the inverse of price performance — of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UtlraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, UltraShort ETFs are designed to go up by a multiple of the inverse of a benchmark when markets go down.

7. The SMN Fund is one of ProShares' UtlraShort ETFs.

8. The SMN Fund seeks daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of the Dow Jones U.S. Basic Materials Index ("DJBMI"). The SMN Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the DJBMI.

9. ProShares describes its strategy as "simple' to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SMN Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShares Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the

performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the SMN Fund would deliver double the inverse return of the DJBMI.

11. For example, in 2008, the DJBMI fell approximately 52 percent. Rather than increasing approximately 104 percent (double the inverse), the SMN Fund has *fallen* approximately 3.5 percent.

12. ProShares does not market the SMN Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares imposes no temporal limits on investors in its UtlraShort ETFs.

13. ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3–year, 5–year, and 10-year periods, thereby misleading investors that the SMN Fund may be used for intermediate or long-term investing.

14. The Registration Statement did not explain that, notwithstanding the name of the SMN Fund, the investment objective of the SMN Fund, and the purpose of ProShares' UltraShort ETFs, the SMN Fund would—to a mathematical certainty—cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

15. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in

non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

16. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

17. In a July 31, 2009 prospectus, ProShares stated a leveraged fund "seeks investment results **for a single day only**" and leveraged funds "**do not seek to achieve their stated investment objective over a period of time greater than one day**." (Emphasis in original in both examples). These statements were still misleading, however, because, among other things, they omitted the fact that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrate that the earlier statements of "risk" were misleading.

18. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

19. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer period of time — over weeks or months or years — can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

20. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time.

21. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the Index showed a gain."

22. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

23. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§ 77k and 77o].

24. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

25. Venue is proper in the District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SMN Fund trade in this District on the New York Stock Exchange.

26. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

THE PARTIES

27. Plaintiff Calvin Jones purchased shares of the SMN Fund pursuant or traceable to the Registration Statement, and suffered harm thereby.

28. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

29. ProShares is registered with the SEC as an open-management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the New York Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

30. Defendant ProShares Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SMN Fund. ProShares Advisors provides investment advice and management services to ProShares and its ETFs, including the SMN Fund. ProShare Advisors oversees the investment and reinvestment of the assets in SMN Fund.

31. ProShares Advisors is owned by Defendants Michael L. Sapir ("Sapir"), Louis M. Mayberg ("Mayberg") and William E. Seale.

32. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal underwriter for the SMN Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SMN Fund to broker/dealers and, ultimately, shareholders.

33. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShares Advisors since its inception. Sapir signed the Registration Statement.

34. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

35. Defendant Russell S. Reynolds, III ("Reynolds') is a non-interested trustee of ProShares who signed the Registration Statement.

36. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

37. Defendant Simon D. Collier ("Collier") was ProShares' Treasurer From June 2006 through November 2008. In his capacity as Treasurer, Collier signed the Registration Statement.

38. These individuals referred to in ¶¶ 35 – 39 are collectively referred to herein as the "Individual Defendants."

39. The Individual Defendants, in their respective roles, controlled the operations of the SMN Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SMN Fund. The officers of ProShares are responsible for the day-to-day operations of the SMN Fund.

CLASS ACTION ALLEGATIONS

40. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SMN Fund pursuant or traceable to the Trust's false and misleading Registration Statement and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

41. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

42. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

43. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

44. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

45. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measures of damages.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

47. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

48. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Unites with cash. Instead, investors buy Creation Units with a basket of securities that generally mirror an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on secondary a market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

49. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

50. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

51. Some non-traditional ETFs are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An

inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse performance for the S&P 500, while double-leveraging inverse S&P 500 ETFs seeks to deliver twice the opposite of the index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

52. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

53. ProShares describes its UltraShort ETFs as vehicles that "[seek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

54. On its Website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part;

> Q: What are Short Pro Shares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.

Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.

On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1% and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.

Q: How are Short ProShares different from short selling?

A: Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles-or-expense of a margin account. It's as simple as buying stock. (Emphasis added).

55. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares places no temporal limits on investors in its UltaShort ETFs.

B. The SMN Fund

56. The Registration Statement stated that the SMN Fund seeks daily investment results, before fee and expenses, that correspond to twice the inverse (-200%) of the daily performance of the DJBMI.

57. For example, in 2008, the DJMBI fell approximately 52 percent. Rather than increase approximately 104 percent (double the inverse), the SMN Fund has *fallen* approximately 3.5 percent.

58. The Registration Statement omitted to state that holding shares of the SMN Fund for any period more than a day will -- to a mathematical certainty -- not track the market.

Indeed, holding shares over a long period of time will lead to enormous losses to a mathematical certainty.

59. Investors did not view ETFs as day trading investment vehicles and did not day trade the SMN Fund. In fact, it is virtually economically impossible for all SMN Fund purchasers to sell out of their positions at the end of one day.

C. The False and Misleading Registration Statement

60. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated thereafter. The January 30, 2007 prospectus was signed by the Individual Defendants.

61. A later prospectus, filed on September 30, 2008, stated, in pertinent part:

> **Investment Objective**
>
> ProShares UltraShort Basic Materials seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Basic Materials Index.
>
> If ProShares UltraShort Basic Materials is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as any decrease in the Dow Jones U.S. Basic Materials Index when the Index declines on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as any increase in the Index when the Index rises on a given day.
>
> **Principal Investment Strategies**
>
> ProShares UltraShort Basic Materials' principal investment strategies include:
>
> - Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse of the Dow Jones U.S. Basic Materials Index. Information about the Index can be found in the section entitled "Underlying Indexes."

- Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.
- Employing leveraged investment techniques in seeking its investment objective.
- Investing assets not invested in financial instruments in debt instruments and/or money market instruments.
- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the chemicals industry group, which comprised approximately 51% of the market capitalization of the Index.

62. The September 30, 2008 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the SMN Fund for more than one day would inevitably lead to swift and radical losses:

> **Principal Risks**
>
> ProShares UltraShort Basic Materials is subject to the following principal risks:

- Aggressive Investment Technique Risk, Concentration Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Inverse Correlation Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk and Short Sale Risk.

- In addition to the risks noted above, ProShares UltraShort Basic Materials is also subject to risks faced by companies in the basic materials economic sector, including: adverse effects from commodity price volatility, exchange rates, import controls and increased competition; production of industrial materials often exceeds demand as a result of overbuilding or economic downturns, leading to poor investment returns; risk for environmental damage and product liability claims; and adverse effects from depletion of resources, technical progress, labor relations and government regulations. Further, stocks in the Index may underperform fixed income investments and stock market indexes that track other markets, segments and sectors. As noted above, ProShares UltraShort Basic Materials seeks to provide daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Basic Materials Index, and thus these risk considerations for the Fund will generally be the opposite of those for a traditional mutual fund.

63. The statements in paragraph 63 and 64 were false and/or misleading because they failed to disclose: (1) if shares of the SMN Fund were held for a time period longer than one day,

the likelihood of catastrophic losses were huge; and (2) the extent to which performance of the SMN Fund would inevitably diverge from the performance of its benchmark—i.e., the overwhelming probability, if not certainty, of spectacular divergence.

64. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that a leveraged fund "seeks investment results **for a single day only"** and leveraged funds **"do not seek to achieve their stated investment objective over a period of time greater than one day."** (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the SMN Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as the underlying the SMN Fund.

D. Statement by FINRA & Others

65. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sale materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> *　　*　　*
>
> **Communications With the Public**

> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firm regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

66. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of those products to unsophisticated retail investors is very much on FINRA's radar screen."

67. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis–but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

68. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sale practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

69. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the SMN Fund "one of the most misunderstood and potentially dangerous types of ETFs."

70. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell any underlying asset short. Similarly, on the heels of the FINRA

Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long and short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

71. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up for Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, its is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... Proceed with extreme caution."

72. The statements in the Registration Statement are misleading and the risk disclosures do not come to this "[p]roceed with extreme caution" level of clarity.

73. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the SMN Fund] aren't supposed to become less trustworthy when you really need them."

COUNT I
(Violations of § 11 of the 1933 Act Against All Defendants)

74. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

75. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Court is asserted against all defendants.

76. ProShares is the issuer of the shares in the SMN Fund set forth and sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

77. Plaintiff and the Class all purchased shares of the SMN Fund issued pursuant and/or traceable to the Registration Statement.

78. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

79. Plaintiff and other members of the Class purchased or otherwise acquired their SMN Fund shares without knowledge of the untruths or omissions alleged herein.

COUNT II
(Violations of § 15 of the Securities Act Against the Individual Defendants)

80. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

81. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

82. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SMN Fund.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class Members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: January 6, 2010

STULL STULL & BRODY

By: ______________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
James E. Lahm (JL-0242)
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

Counsel for Plaintiffs

PLAINTIFF CERTIFICATION

Calvin Jones ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any shares of the UltraShort Basic Materials Fund (the "SMN Fund") offered by ProShares Trust ("ProShares" or the "Trust") at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a lead plaintiff and/or representative party on behalf of a class, including providing testimony at deposition and trial if necessary. I understand that the litigation is not settled, this is not a claim form, and sharing in any recovery is not dependent upon execution of this Plaintiff Certification. I am willing to serve as a lead plaintiff either individually or as part of a group. A lead plaintiff is a representative party who acts on behalf of other class members in directing the action.

4. All of Plaintiff's purchases and/or sales of the SMN Fund which are the subject of the complaint are set forth on the separate page annexed as Appendix A to this document.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 19 day of December, 2009

[signature]

Signature

Appendix A

UltraShort Basic Materials Fund (NYSE: SMN)

TRADE DATE	SECURITY/SYMBOL	QUANTITY	PRICE PER SHARE	PURCHASE / SALE
04/13/09	SMN	150	25.85	3,887/4,056
12/[illegible]/08	SMN	100	55.98	5,608/ 6,424
11/04/08	SMN	125	64.63	8,090/8239
11/03/08	SMN	100	66.18	6,827/7007
1/20/09	SMM	300	9.13	2747
10.16.09 10/16/09	SMN SMN	100 300	9.68 9.70	976 2918/3827
10/07/09 10/06/09	SMN SMN	100 300	10.43 10.77	1051 3239/4004
1/12/09	SMN	100	38.53	3861/4018
1/6/09	SMN	125	32.50	4090/4339

Please list additional transactions, if any, on a separate sheet of paper if necessary.

10 CIV 0272

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

HOWARD SCHWACK, on Behalf of Himself and all Others Similarly Situated,

Plaintiff,

v.

PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER,

Defendants.

CIVIL ACTION NO.:

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, allege the following, based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

I. SUMMARY OF ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the Ultra Basic Materials ProShares Fund (the "UYM Fund"), an actively managed exchange-traded fund ("ETF") offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the UYM Fund's shares (the "Class").

2. ProShares represented that the UYM Fund was a sound leveraged investment that would track double the performance of the Dow Jones U.S. Basic Materials Index ("DJUSBM"), allowing investors to profit from the basic materials market's gains without holding costly direct ownership of the companies that make up the Index. However, the UYM Fund is not suitable for investments of longer than one day, and it gives rise to dramatic tracking error over time.

3. The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

II. FACTUAL ALLEGATIONS

4. ProShares consists of a series of ETFs, including the UYM Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are low-cost funds that track a particular stock index and trade like stock. Actively managed "leveraged" and "inverse" ETFs, such as the UYM Fund, have exploded in popularity over the last few years, offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. Available in a number of different forms, these ETFs have attracted increasingly significant investor assets.

5. ProShares is the fifth largest provider of ETFs in the United States, and manages approximately 99 percent of the country's short and leveraged ETFs. ProShares designs each of its ETFs to correspond to the performance. Ultra ETFs and UltraShort ETFs are designed to deliver a multiple or inverse multiple of the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance of an index or security. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down. The UYM Fund is one of ProShares' Ultra ETFs, hence its eponym.

7. When the basic materials market began to skyrocket, in early 2007, investors who wanted to participate in the rise found a tempting and seemingly safe alternative in ProShares' Ultra ETFs. By making it "simple ... to gain exposure to market indexes," ProShares made seeking profit from the financial ascent sound easy. Consequently, in the wake of an unprecedented rise in basic materials prices accompanied by major disruptions in the credit and capital markets, Plaintiff and other investors seeking to gain exposure to the U.S. basic materials market were attracted to the UYM Fund based on its clear directive.

8. The UYM Fund seeks investment results that correspond to twice (200%) daily performance of the DJUSBM, which measures the performance of the basic materials sector of the U.S. equity market. The UYM Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as 200% of the daily return of the DJUSBM.

9. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the UYM Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies.

10. ProShares represents that its ETFs operate based on an objective mathematical approach. ProShare Advisors "determines the type, quantity and mix of investment positions that

a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

11. In managing the assets of the UYM Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because ProShares' ETFs purport to function as a result of reliable math, not subjective acumen.

12. The UYM Fund is supposed to deliver double the return of the DJUSBM. In actuality, their returns often diverge (hereinafter referred to as "tracking error").

13. Since its inception on February 1, 2007 through July 30, 2009, the DJUSBM has fallen approximately 22.75 percent. Rather than fall 45.50 percent, the UYM Fund has actually fallen approximately 70.51 percent.

14. Given the spectacular tracking error between the performance of the UYM Fund and its benchmark index, the fact that Plaintiff and the Class sought to employ their assets by investing their monies on the correct directional play has been rendered meaningless. The UYM Fund is, therefore, the equivalent of a defective product. The UYM Fund does not do what it was designed to do, represented to do, or advertised to do.

15. The Registration Statement does not disclose that the UYM Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the UYM Fund, the investment objective of the UYM Fund, and the purpose of ProShares' Ultra ETFs generally, the UYM Fund would perform precisely the opposite of investors' reasonable expectations. For example, from the UYM Fund's inception

through September 17, 2008, the DJUSBM increased 1.56 percent, while the UYM Fund fell 24.35 percent.

16. ProShares cavalierly states that the UYM Fund seeks to replicate double the daily returns of the DJUSBM, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn investors that holding the UYM Fund for more than a day will most certainly lead to enormous losses. In fact, ProShares could not make that statement and remain in business with respect to the UYM Fund. As ProShares knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the UYM Fund. Moreover, it is virtually economically impossible for all UYM Fund purchasers to sell out of their positions at the end of one day.

17. Furthermore, ProShares does not market the UYM Fund or its other ETFs as day-trading vehicles. In fact, Defendant Sapir has publicly stated that investors can use ProShares' ETFs "for more than a day successfully," as reported in Investment News on July 12, 2009. ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, indicating that long term investing in the UYM Fund is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra ETFs. Accordingly, ProShares' "greater than one day" risk disclosure is meaningless and inadequate.

18. ProShares acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stops short of disclosing that its ETFs, including the UYM Fund, are for short-term use only.

19. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") fired a warning flare with the issuance of Regulatory Notice 09-31 (the "F1NRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs … typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, as reported in a July 2, 2009 Reuters article, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products… ."

20. The FINRA Notice also applied NASD Rule 2310 that "requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made." As applied to leveraged and inverse ETFs, this means that "a firm must understand the terms and features of the funds, including how they are designed to perform, how they achieve that objective, and the impact that market volatility, the ETF's use of leverage, and the customer's intended holding period will have on their performance."

21. In applying NASD Rule 2210, the FINRA Notice required that "all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading."

22. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear

results to the contrary, Defendant Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully," as reported in Investment News on July 12, 2009.

23. Since FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the UYM Fund. Edward Jones, in a report titled "Not All ETFs Are Created Equal" by analyst Katie Martin, released in approximately July 2009, called ETFs like the UYM Fund "***one of the most misunderstood and potentially dangerous types of ETFs***." (Emphasis added).

24. UBS Wealth Management Americas has now said that it would not trade ETFs that use leverage or sell an underlying asset short, saying that ETFs' inherent short term nature is not consistent with the firm's long-term view of investing. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo has stated that "[a]s a matter of firm policy, we can't solicit these products."

25. In a June 30, 2009, research report, Morgan Stanley advised that leveraged and leveraged inverse ETFs are "not appropriate for most investors...." In that same research report, Morgan Stanley warned that "As a result of the daily 're-leveraging' or 'deleveraging,' leveraged and leveraged inverse ETFs are likely to significantly underperform point to point returns of their benchmark index in volatile-trendless markets." Morgan Stanley Smith Barney has since curbed its use of non-traditional ETFs, ceasing to allow their use in traditional brokerage accounts.

26. As reported on July 30, 2009 by *The Wall Street Journal*, Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be

limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... ***Proceed with extreme caution.***" (Emphasis added). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

27. In its Form N-1A filed with the SEC on July 31, 2009, ProShares states that the UYM Fund "seeks investment results **for a single day only**" and that the UYM Fund "**does not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original). These statements were nonetheless misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles. These statements, and their supplied emphasis, demonstrate that the earlier statements of "risk" were misleading.

28. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

29. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time—over weeks or months or years—can differ

significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

30. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

31. The SEC alert further states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

32. Federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in the UYM Fund have been deceived by the notion of directional investment plays. It is readily apparent that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: to protect investors by promoting full disclosure of information thought necessary to informed investment decisions. ProShares lured investors with the illusion that the UYM Fund would go up if the DJUSBM went up. The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.

33. Despite how Defendants described it, the UYM Fund is not a simple investment vehicle, did not go up when its benchmark index went up, even on a daily basis, and did not

perform as described over a period longer than one trading day. As a result, even on a daily basis, investors in the UYM Fund have been shocked to learn that their supposedly safe play on the basic materials sector has caused them substantial losses. This action alleges that Defendants failed to disclose, inter alia, the following risks in the Registration Statement:

- correlation between the UYM Fund and the DJUSBM over time would only happen in the rarest of circumstances, and inadvertently if at all;
- the extent to which performance of the UYM Fund would inevitably diverge from the performance of the DJUSBM – i.e. the probability, if not certainty, of spectacular tracking error;
- the severe consequences of high market volatility on the UYM Fund's investment objective and performance;
- the severe consequences of inherent path dependency in periods of high market volatility on the UYM Fund's performance;
- the role the UYM Fund plays in increasing market volatility, particularly in the last hour of trading;
- the UYM Fund causes dislocations in the stock market; and
- the UYM Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the UYM Fund.

III. JURISDICTION AND VENUE

34. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§77k and 77o.

35. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and Section 22 of the Securities Act.

36. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the UYM Fund trade in this District on the New York Stock Exchange ("NYSE") Arca.

37. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

IV. PARTIES

38. Plaintiff Howard Schwack acquired shares in the UYM Fund and was damaged thereby, as detailed in the annexed Certification.

39. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the NYSE Arca. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

40. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the UYM Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the UYM Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the UYM Fund. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

41. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the UYM Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the UYM Fund to broker/dealers and, ultimately, shareholders.

42. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

43. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

44. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

45. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

46. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

47. Defendants Sapir, Mayberg, Reynolds, Wachs, and Collier are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the UYM Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the UYM Fund. The officers of ProShares are responsible for the day-to-day operations of the UYM Fund.

V. <u>PLAINTIFF'S CLASS ACTION ALLEGATIONS</u>

48. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired

shares of the UYM Fund pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

49. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of members in the proposed Class.

50. Plaintiffs claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

51. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

52. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

53. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

54. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

55. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Actively-Managed/Leveraged ETFs

56. Actively managed leveraged ETFs—sometimes referred to as "exotic" ETFs—are an even newer breed of ETFs that seek to deliver multiples of the performance of the index or benchmark they track.

57. Some non-traditional ETFs, such as the UYM Fund, are leveraged, meaning that they seek to achieve a return that is a multiple of the performance of the underlying index. An ETF that tracks the S&P 500, for example, seeks to deliver the performance of the S&P 500, while a double-leveraged S&P 500 ETF seeks to deliver twice that index's performance. To accomplish their objectives, leveraged ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

58. Most leveraged ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the ETF gains 0.02 percent; but, in the second, more volatile scenario, the ETF gains 1.82 percent.

SUBSTANTIVE ALLEGATIONS

The UYM Fund

59. On or about January 30, 2007, ProShares registered the UYM Fund as an ETF. The UYM Fund seeks investment results, before fees and expenses, that correspond to twice the daily performance of the DJUSBM. The DJUSBM is a float-adjusted capitalization-weighted, real-time index that provides a broad measure of the U.S. basic materials market. The component companies of the DJUSBM include companies involved in the production of aluminum,

commodity chemicals, specialty chemicals, forest products, non-ferrous metals, paper products, precious metals and steel.

60. According to the Summary Prospectus, the UYM Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200% of the daily return of the index. The UYM Funds principal investment strategies include:

- Investing in equity securities and/or financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the daily return of the Dow Jones U.S. Basic Materials Index.
- Committing at least 80% of its assets, under normal circumstances, to equity securities contained in the Index and/or financial instruments with similar economic characteristics.
- Employing leveraged investment techniques and/or sampling techniques in seeking its investment objective.
- Investing assets not invested in equity securities or financial instruments in debt securities and/or money market instruments.
- The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

61. The UYM Fund is supposed to deliver double the return of the DJUSBM. However, since the UYM Fund's inception through July 30, 2009, the DJUSBM has fallen approximately 30.64 percent, while the UYM Fund has fallen approximately 70.51 percent.

62. Given this dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The UYM Fund is, therefore, the equivalent of a defective product. The UYM Fund does not do what it was designed to do, represented to do, or advertised to do.

63. The Registration Statement does not disclose that the UYM Fund is altogether defective as a directional investment play. It does not track 2x on a daily basis and it does not track 2x over periods longer than one trading day. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the UYM Fund, the investment objective of the UYM Fund, and the purpose of ProShares' Ultra ETFs generally, the UYM Fund would perform precisely the opposite of investors' reasonable expectations.

64. ProShares cavalierly states that the UYM Fund seeks to replicate double the return of the daily returns of the DJUSBM, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding UYM Fund for more than a day can lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the UYM Fund. In fact, it is virtually economically impossible for all UYM Fund purchasers to sell out of their positions at the end of one day.

65. Furthermore, ProShares does not market the UYM Fund or its other ETFs as day trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods. There are no temporal limits placed on investors in the UYM Fund.

66. ProShares acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stops short of disclosing that its ETFs are for short-term use only.

The False and Misleading Registration Statement

67. On December 29, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, followed by ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009, and May 26, 2009, as well as ProShares Annual and Semi-Annual reports, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

Primarily with respect to leverage, compounding, and volatility risks, the December 29, 2006 Form N1-A disclosed:

> The Ultra Basic Materials ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200% or -200%) will not generally equal a fund's performance over that same period.
>
> * * *
>
> *Volatility Risk* Ultra Basic Materials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

68. In its Annual Report, as of May 31, 2008, ProShares disclosed the following:

> *Compounding of Daily Returns and Volatility*: ProShares ETFs are designed to provide either 200%, -200% or -100% of index performance on a daily basis (before fees and expenses). A common misconception is that the Funds also should provide 200%, -200% or -100% of index performance over longer periods, such as a week, month or year. However, Fund returns over longer periods are

generally less than or greater than the returns that would result from such an expectation.... This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace.

69. The Statement of Additional Information to the October 1, 2009 Prospectus presented three tables intended to illustrate: (a) estimated fund return over one year when the fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to twice (200%) the daily performance of an index; (b) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (-100%) of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of an index. Without additional narrative or explanation, ProShares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund. However, just as the other purported disclosures in the Registration Statement, these tables are insufficient to explain the miserable failure of the UYM Fund as a term trade or hedge.

70. All of the purported disclosures alleged above were false or misleading because they failed to disclose:

- correlation between the UYM Fund and the DJUSBM over time would only happen in the rarest of circumstances, and inadvertently if at all;
- the extent to which performance of the UYM Fund would inevitably diverge from the performance of the DJUSBM – i.e., the probability, if not certainty, of spectacular tracking error;

- the severe consequences of high market volatility on the UYM Fund's investment objective and performance;

- the severe consequences of inherent path dependency in periods of high market volatility on the UYM Fund's performance;

- the role the UYM Fund plays in increasing market volatility, particularly in the last hour of trading;

- the UYM Fund causes dislocations in the stock market; and

- the UYM Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the UYM Fund.

71. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually prevents the UYM Fund from achieving its stated investment objective over a period of time greater than one day. Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period are misleading.

72. ProShares' feeble attempt to explain the relationship between compounding and volatility-vis-a-vis an acknowledgment that "periods of higher index volatility will cause the effect of compounding to be more pronounced" does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double leveraged ETF such as the UYM Fund, investors receive at least twice the risk of the index but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to take advantage of a rising market.

73. Prospective and actual investors in ProShares have been misled. The UYM Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them. Leveraged ETFs such as the UYM Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

Red Flags Raised by FINRA & Others

74. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> Suitability
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. ***The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.***
>
> * * *
>
> Communications With the Public
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. ***Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may***

not omit any material fact or qualification that would cause such a communication to be misleading.... (Emphasis added).

75. On or about July 2, 2009, FINRA spokesman Herb Perone told Reuters: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis added).

76. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis-but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

77. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

78. On July 21, 2009, as reported by the Wall Street Journal in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the UYM Fund. Edward Jones called ETFs like the UYM Fund ***"one of the most misunderstood and potentially dangerous types of ETFs."*** (Emphasis added).

79. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo has stated that "[a]s a matter of firm policy, we can't solicit these products."

80. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. Morgan Stanley Smith Barney has since curbed its use of non-traditional ETFs, ceasing to allow their use in traditional brokerage accounts. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that ***"while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution."*** (Emphasis added). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

81. On August 1, 2009, Reuters reported that Massachusetts subpoenaed four major financial institutions seeking details as to how leveraged ETFs are marketed and sold.

82. On August 1, 2009, the Wall Street Journal quoted Morningstar's director of ETF analysis, Scott Burns, who recently poignantly observed: ***"Hedges [like the UYM Fund] aren't supposed to become less trustworthy when you really need them."*** (Emphasis added).

COUNT I
(Violations of § 11 of the Securities Act Against All Defendants)

83. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

84. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

85. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

86. As signatories or authorizers of the Registration Statement, directors, officers of the UYM Fund or controlling persons of the issuer, the Defendants owed the purchasers of UYM shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material

misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

87. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for UYM shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof. Plaintiff and the Class all purchased UYM stock issued pursuant and/or traceable to the Registration Statement.

88. Plaintiff and other members of the Class purchased or otherwise acquired their UYM shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

89. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the UYM Fund in amounts to be proven at trial.

90. At the time of their purchases of UYM shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II
(Violations of § 15 of the Securities Act Against the Individual Defendants)

91. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

92. Each of the Individual Defendants named herein acted as a controlling person of the Trust within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees, directors or officers of ProShares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

93. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the UYM Fund in amounts to be proven at trial.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. determining that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as Class Representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff's counsel as Class Counsel;

B. awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages to Plaintiff and members of the Class;

D. awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), plaintiff hereby demands a trial by jury of all issues so triable.

Dated: January 13, 2010

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: ______________________
Mark C. Rifkin (MR0904)
Gustavo Bruckner (GB7701)
Zachary W. Biesanz (ZB1925)
270 Madison Avenue
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 545-4653

PLAINTIFF'S CERTIFICATION

Howard Schwack ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized the commencement of an action on Plaintiff's behalf.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in Ultra Basic Materials ProShares (UYM) securities during the Class Period specified in the Complaint are as follows:

Date	# of Shares Purchased	# of Shares Sold	Price

SEE ATTACHED

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws. [Or, Plaintiff has served as a class representative in the action(s) listed below;]

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 13th day of January 2010.

Signature

UYM Chart

Date Puchased	# Shares	Price	Date Sold	# Shares	Price
9/22/2008	300	$64.48	9/18/2009	300	$21.88*
6/19/2009	300	$18.27	11/20/2009	300	$28.83*
9/18/2009	300	$29.39	12/18/2009	300	$28.88*

*Pursuant to the exercise of an options contract.